UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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Filed by a Party other than the Registrant ☐

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☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☒ Soliciting Material under § 240.14a-12

SCIENTIFIC TECHNOLOGIES INCORPORATED

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Filed by Scientific Technologies Incorporated
Pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Scientific Technologies Incorporated
Commission File No. 0-12254

The following is a letter sent by Scientific Technologies Incorporated ("**STI**") to participants in STI's employee stock purchase plan on June 16, 2006.

Scientific Technologies Incorporated

Employee Stock Purchase Plan Termination Notice

June 16, 2006

Dear ESPP Participant:

As you may know, Scientific Technologies Incorporated (the "Company") has entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among the Company, Omron Management Center of America, Inc. ("Omron Management"), and certain other parties whereby the Company will become a wholly owned subsidiary of Omron Management (the "Merger"). The purpose of this letter is to summarize briefly the treatment of your participation in the Scientific Technologies Incorporated Amended and Restated 1997 Employee Stock Purchase Plan (the "ESPP") in connection with the Merger.

In accordance with the terms of the Merger Agreement, the Company terminated the ESPP as of June 15, 2006 (the "Termination Date") and no new offering periods will commence thereunder. As described below, all outstanding offering periods under the ESPP will be shortened, and, unless you choose to withdraw from the ESPP, your accumulated payroll deductions will be used to purchase shares of Company common stock on the last day of the offering period in which you participate.

When is the ESPP terminating?

The ESPP terminated as of June 15, 2006, contingent upon the closing of the Merger. All outstanding offering periods will terminate on June 29, 2006 (the "New Exercise Date") whether or not the Merger is consummated. This notice will serve as your ten (10) business day notification required by the terms of the ESPP. Shares will automatically be purchased on your behalf on the New Exercise Date, unless you have withdrawn from the offering period prior to such date.

What does the termination of the ESPP mean to me?

On the New Exercise Date, your accumulated payroll deductions will be used to purchase shares of Company common stock, unless you withdraw from the ESPP prior to the New Exercise Date.

What price will I pay for shares of Company common stock?

The purchase price per share of Company common stock will equal the lower of: 85% of the fair market value of a share of Company common stock on the first day of the offering period in which you are participating, or 85% of the fair market value of a share of Company common stock on the New Exercise Date. Please review the ESPP plan document and/or your ESPP prospectus if you need further information on the purchase price per share of Company common stock under the ESPP.

May I withdraw from the ESPP prior to the New Exercise Date?

Yes. If you would like to withdraw from the ESPP prior to the New Exercise Date, simply complete the Notice of Withdrawal Form, and submit it to Betty Wargo. To withdraw, your Notice of Withdrawal Form must be received prior to the New Exercise Date. Once we receive Notice of

Withdrawal Form, your payroll deductions will stop, no shares will be purchased for you on the New Exercise Date and your contributions will be refunded to you within a reasonable time period (with no interest).

Do I need to do anything if I want to continue participating in the ESPP?

No. No action is necessary.

For Further Information

If you have any additional questions about the termination of the ESPP or the New Exercise Date as described above, please contact me at 510-608-3410.

Sincerely,

Richard O. Faria
Vice-President & Chief Financial Officer

Additional Information and Where to Find It

The Company intends to file a definitive proxy statement in connection with the transactions proposed in the Merger Agreement, including the Merger. A copy of the definitive proxy statement will be mailed to the shareholders of the Company.

The Company's Shareholders are urged to read the definitive proxy statement and other relevant materials when they become available because they will contain important information about the proposed transactions. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission (the "SEC") at the SEC's web site at www.sec.gov.

In addition, investors and security holders may obtain free copies of the documents filed with the SEC by the Company by going to Company's Investor Relations page on its corporate website at www.sti.com/financial/index.htm, by contacting the Company in writing at 6550 Dumbarton Circle, Fremont, California 94555 or by calling the Company at (510) 608-3400. In addition to the proxy statement, the Company files annual, quarterly and current reports, proxy statements and other information with the SEC. A copy any such reports, statements or other information filed by the Company are available at the SEC public reference rooms.

Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Company's SEC filings are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

In addition, the Company and its officers and directors may be deemed to be participants in the solicitation of proxies from the Company's shareholders with respect to the proposed transactions. A description of any interests that the Company's officers and directors have in the acquisition will be available in the definitive proxy statement. Information concerning the Company's directors and executive officers is set forth in the Company's definitive proxy statement for its 2005 Annual Meeting of Shareholders filed with the SEC on April 25, 2005. Updated information about the Company's directors and executive officers will be included in the definitive proxy statement that the Company intends to file in connection with this transaction.